Exhibit 99.2

AMTD IDEA, AMTD Digital, and TGE Propose to Launch Crypto Conversion Program

August 19, 2025

PARIS, NEW YORK and SINGAPORE, Aug. 19, 2025 /PRNewswire/ -- AMTD IDEA Group (“AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group Inc., AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA Group, and The Generation Essentials Group (NYSE: TGE), a controlled and consolidated subsidiary of AMTD Digital, jointly announced their plans to initiate a program for the respective listed company to exchange newly issued ordinary shares (including in the form of American depositary shares) of such listed company for certain cryptocurrencies (such as Bitcoin (BTC), Ethereum (ETH), Tether (USDT), BNB (BNB), USD Coin (USDC)) through transactions with interested cryptocurrency holders at mutually agreed pricing, based on prevailing market valuations and subject to applicable laws and regulations (each a “AMTD cryptocurrency conversion program”).

Exchange under the AMTD cryptocurrency conversion program may be arranged across any number of our companies, allowing for a combination of securities rather than a single allocation.

AMTD and TGE believe that the cryptocurrency world sets forth a newer form of currencies in the new world, but a well balanced and diversified mix for asset allocation would still be important and fundamental for cryptocurrencies’ holders, for purposes of risk diversification and financial healthiness, similar to holders with concentrations in a certain asset class, be it liquid or fixed, public market or private markets, equity or fixed income, traditional fiat currency or cryptocurrencies etc.

This program is a component of our core missions to have the three listed companies under AMTD Group act as the conduit and effective means of diversification and asset allocation fuser for cryptocurrencies’ holders. Securities of these three listed companies are all listed on the New York Stock Exchange and we plan to make available these securities, under terms and conditions to be mutually agreed, to cryptocurrency holders and to serve as a bridge connecting the world of crypto assets with one of the world’s leading stock exchanges.

In the future, AMTD Group, a conglomerate with well diversified businesses and investments across digital bank, media and entertainment, hospitality and F&B services, private education and community services, is committed to developing and offering more opportunities and support to cryptocurrency holders around the world to facilitate and better their experiences in asset allocation and diversification, leisure and VIP experiences, and improve their financial education and literacy.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:
IR Office
AMTD IDEA Group
EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:
IR Office
AMTD Digital Inc.
EMAIL: ir@amtdigital.net

For The Generation Essentials Group:
IR Office
The Generation Essentials Group
EMAIL: tge@amtd.world